UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42826

Zenta Group Company Limited

(Registrant’s Name)

Avenida do Infante D. Henrique,

No. 47-53A, Macau Square,

13th Floor, Unit M,

Macau 999078

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry Into a Material Definitive Agreement

On September 9, 2026, Zenta Group Company Limited (Nasdaq: ZTG), a Macau-based professional services provider that offers consultation services to industrial park, business investment and sales of fintech products and services (the “Company”), entered into a share purchase agreement (the “Share Purchase Agreement”) to acquire a 100.0% equity interest in ZentoAI Intelligent Technology Company Limited (the “ZentoAI”) for aggregate consideration consisting of (i) HKD10,000,000 in cash and (ii) US$5,844,490 payable through the issuance of 12,278,340 class A ordinary shares of the Company at an issue price of US$0.476 per share, in each case subject to the adjustments set forth in the Share Purchase Agreement (the “Acquisition”). Under the terms of the Share Purchase Agreement, the newly issued class A ordinary shares will be subject to transfer restrictions and the closing of the Acquisition is subject to the satisfaction or waiver of certain customary closing conditions as stipulated in the Share Purchase Agreement. Following the Acquisition, ZentoAI will become a wholly-owned subsidiary of the Company.

The Share Purchase Agreement contains customary representations, warranties and agreements by the Company. The provisions of the Share Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

Mr. Ng Wai Ian, the Chairman of the board and Chief Executive Officer of the Company, is the chairman of ZentoAI’s board of directors and has significant influence over ZentoAI. Accordingly, this transaction constitutes a related party transaction under applicable Nasdaq rules and has been reviewed and approved by the Company’s audit committee on August 16, 2026 and the Company’s board of directors on August 21, 2026. The closing of the Acquisition is subject to the satisfaction of certain customary closing conditions as stipulated in the Share Purchase Agreement.

Immediately following the closing of the transaction contemplated by the Share Purchase Agreement, the Company will have 24,087,179 ordinary shares issued and outstanding, including 17,719,499 class A ordinary shares and 6,367,680 class B ordinary shares.

The foregoing summary of the Share Purchase Agreement is subject to, and qualified in its entirety by, such document. A copy of the Share Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On September 9, 2026, the Company issued a press release announcing the entry into the foregoing transaction. A copy of the press release is also filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
10.1	Share Purchase Agreement
99.1	Zenta Group Company Limited Announces Agreement to Acquire ZentoAI Intelligent Technology Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zenta Group Company Limited

By:	/s/ Ng Wai Ian
Name:	Ng Wai Ian
Title:	Chief Executive Officer

Date: September 9, 2026